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                           December 10, 2020

       Burke J. Montgomery
       General Counsel and Secretary
       GCM Grosvenor Inc.
       900 North Michigan Avenue
       Suite 1100
       Chicago, Illinois 60611

                                                        Re: GCM Grosvenor Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 4,
2020
                                                            File No. 333-251109

       Dear Mr. Montgomery:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Livingston at 202-551-3448 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance